Supplement Dated May 14, 2019
To the Prospectus and Statement of Additional Information,
each dated April 28, 2008

Voya Marathon Plus

Issued by Voya Retirement Insurance and Annuity Company
and its Variable Annuity Account I

This supplement updates the Prospectus and Statement of Additional Information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the Funds available through your Policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all Funds available under your Policy.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

On November 16, 2018, the Board of Directors of Voya Partners, Inc. approved a proposal to reorganize the VY® Pioneer High Yield Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), Class I shares of the VY® Pioneer High Yield Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya High Yield Portfolio (the "Surviving Fund").

Merging Fund	Surviving Fund
VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio

If shareholders of the Merging Fund approve the Reorganization, from the close of business on July 26, 2019, through the close of business on August 23, 2019, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the **"INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Effective May 1, 2019, Class I shares of the Voya High Yield Portfolio have been added to your contract as an available investment option. On the Reorganization Date, all existing account balances invested in Class I shares of the VY® Pioneer High Yield Portfolio and all existing account balances invested in Class S shares of the Voya High Yield Portfolio will automatically become investments in Class I shares of the Voya High Yield Portfolio with an equal total net asset value. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract holders an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. See the **"INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 9271, Des Moines, IA 50306-9271 or calling us at 1-800-366-0066.

Information about the Surviving Fund. Summary information about the Voya High Yield Portfolio can be found in the IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS section below. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.


More Information is Available


More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

Open Investment Portfolios

You bear the entire investment risk for amounts you allocate to any investment portfolio ("fund"), and you may lose your principal. The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of the funds before investing. More information is available in the fund prospectuses. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

The following table reflects the funds that are open and available for transfers under your Contract along with each fund's investment adviser/subadviser and investment objective. Please refer to the fund prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the Securities and Exchange Commission ("SEC") website (http://www.sec.gov), or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Calvert VP SRI Balanced Portfolio (Class I) **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Fidelity® VIP Index 500 Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company **Subadviser:** Geode Capital Management, LLC and FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Voya Balanced Income Portfolio (Class S)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize income while maintaining prospects for capital appreciation.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class I) and (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Global Equity Portfolio (Class S)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio (Class ADV)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Money Market Portfolio* (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio (Class S) and (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya International High Dividend Low Volatility Portfolio (Class I)[1][3] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks maximum total return.
Voya International Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Retirement Conservative Portfolio (Class ADV)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio (Class ADV)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class ADV)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Retirement Moderate Portfolio (Class ADV)[(2)] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell[TM] Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Growth Index.
Voya Russell[TM] Large Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Index.
Voya Russell[TM] Large Cap Value Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Value Index.
Voya Small Company Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Aggressive Portfolio (Class S)[(2)] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya Strategic Allocation Conservative Portfolio (Class I)[(2)] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.*, income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Strategic Allocation Growth Portfolio (Class I)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio (Class I)[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.*, income and capital appreciation, both realized and unrealized).
VY® Baron Growth Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

X.MARA-19GW   Page 7 of 8   May 2019

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY® Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Growth Equity Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.

Closed Investment Portfolios

The following funds are closed to new premiums and transfers. Contract owners who have value in the funds listed below may leave their contract value in the investments.

Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
Voya MidCap Opportunities Portfolio (Class I)
VY® T. Rowe Price International Stock Portfolio (Class S)

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[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce the fund's overall volatility and downside risk, and thereby, help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[3] Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.